                                               Registration No. 333-77635
                                               Filed pursuant to Rule 424(b)(3)



                                    378,945 SHARES
                                    U.S. BANCORP

                                    COMMON STOCK
                                  $1.25 PAR VALUE


                          SHARES TO BE ISSUED UPON EXERCISE
                                         OF
                 BANK OF COMMERCE "D" COMMON STOCK PURCHASE WARRANTS


     This Prospectus relates to up to 378,945 shares of common stock of U.S. Bancorp. These shares may be issued from time to time upon exercise of outstanding Bank of Commerce "D" common stock purchase warrants that will be assumed by U.S. Bancorp as part of its acquisition of Bank of Commerce.

     The closing of this acquisition is expected on July 15, 1999. Upon the closing of this acquisition, the warrants will entitle the holders thereof to purchase shares of U.S. Bancorp common stock at an exercise price of $4.67 per share at any time after the closing of the acquisition and on or before the expiration date of the warrants. THE WARRANTS EXPIRE ON JULY 25, 1999.

     Assuming the warrants are exercised in full, U.S. Bancorp will receive gross proceeds in the amount of approximately $1.8 million. U.S. Bancorp will pay all expenses with respect to the offering, which are expected to be approximately $15,000.

     The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the symbol "USB". The closing price for the common stock on July 9, 1999, as reported on the New York Stock Exchange Composite Tape was $34.50.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES WE ARE OFFERING THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF U.S. BANCORP, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                                  TABLE OF CONTENTS
                                                              PAGE
                                                              ----

     Information About U.S. Bancorp. . . . . . . . . . . .      2
     Description of U.S. Bancorp Capital Stock . . . . . .      3
     Use of Proceeds . . . . . . . . . . . . . . . . . . .      9
     Description of Warrants and Plan of Distribution. . .      9
     Legal Matters . . . . . . . . . . . . . . . . . . . .     10
     Experts . . . . . . . . . . . . . . . . . . . . . . .     10
     Where You Can Find More Information . . . . . . . . .     11
     Forward Looking Statements. . . . . . . . . . . . . .     12

                     The date of this Prospectus is July 13, 1999

                           INFORMATION ABOUT U.S. BANCORP

GENERAL

     U.S. Bancorp ("USB") is a regional, multi-state bank holding company headquartered in Minneapolis, Minnesota. USB was incorporated in Delaware in 1929 and owns 100 percent of the capital stock of each of its five banks, and eleven trust companies, having approximately 1,000 banking offices in 17 Midwestern and Western states. USB offers full-service brokerage services at approximately 100 offices through a wholly owned subsidiary. USB also has various nonbank subsidiaries engaged in financial services.

     The banks are engaged in general commercial banking business, principally in domestic markets. They range in size from less than $1.0 million to $49.0 billion in deposits and provide a wide variety of services to individuals, businesses, industry, institutional organizations, governmental entities, and other financial institutions. Depository services include checking accounts, savings accounts, and time certificate contracts. Ancillary services such as treasury management and receivable lockbox collection are provided for corporate customers. USB's bank and trust subsidiaries provide a full range of fiduciary activities for individuals, estates, foundations, business corporations, and charitable organizations.

     USB provides banking services through its subsidiary banks to both domestic and foreign customers and correspondent banks. These services include consumer banking, commercial lending, financing of import/export trade, foreign exchange, and investment services. USB, through its subsidiaries, also provides services in trust, commercial and agricultural finance, data processing, leasing, and brokerage services.

     U.S. Bancorp was formerly known as First Bank System, Inc. and is the organization created by the merger of First Bank System, Inc. with U.S. Bancorp of Portland, Oregon.

     USB is listed on the New York Stock Exchange under the ticker symbol "USB".

GOVERNMENT POLICIES

     The operations of USB's various operating units are affected by state and federal legislative changes and by policies of various regulatory authorities, including those of the several states in which they operate, the United States and foreign governments. These policies include, for example, statutory maximum legal lending rates, domestic monetary policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), United States fiscal policy, international currency regulations and monetary policies, and capital adequacy and liquidity constraints imposed by bank regulatory agencies.

SUPERVISION AND REGULATION

     USB is a registered bank holding company under the Bank Holding Company Act of 1956 (the "Act") and is subject to the supervision of, and regulation by, the Federal Reserve Board.

     Under the Act, a bank holding company may engage in banking, managing or controlling banks, furnishing or performing services for banks it controls, and conducting activities that the Federal Reserve Board has determined to be closely related to banking. USB must obtain the prior approval of the Federal


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Reserve Board before acquiring more than 5 percent of the outstanding shares of another bank or bank holding company, and must provide notice to, and in some situations obtain the prior approval of, the Federal Reserve Board in connection with the acquisition of more than 5 percent of the outstanding shares of a company engaged in a "bank-related" business.

     Under the Act, as amended by the Riegle-Neal Act, USB may acquire banks throughout the United States, subject only to state or federal deposit caps and state minimum-age requirements. Effective June 1, 1997, the Riegle-Neal Act authorized interstate branching by acquisition and consolidation in those states that had not opted out by that date.

     National banks are subject to the supervision of, and are examined by, the OCC. All subsidiary banks of USB are members of the FDIC, and as such, are subject to examination thereby. In practice, the primary federal regulator makes regular examinations of each subsidiary bank subject to its regulatory review or participates in joint examinations with other federal regulators. Areas subject to regulation by federal authorities include the allowance for credit losses, investments, loans, mergers, issuance of securities, payment of dividends, establishment of branches and other aspects of operations.

ADDITIONAL INFORMATION

     You may obtain financial and other information relating to U.S. Bancorp, its directors and its executive officers, from our Annual Report on Form 10-K for the Year Ended December 31, 1998 and our 1999 Current Report on Form 8-K. You may obtain copies of these reports as indicated under "WHERE YOU CAN FIND MORE INFORMATION."

                      DESCRIPTION OF U.S. BANCORP CAPITAL STOCK

     The following description of the capital stock of USB is not complete and is subject to applicable Delaware law and to the provisions of USB's certificate of incorporation, as amended ("USB's Certificate"). The following description is qualified by reference to (1) USB's certificate, (2) the certificate of designation for each series of preferred stock of USB, and (3) the agreements and documents referred to below under "Period Stock Purchase Rights and Risk Event Warrants" and "Term Participating Preferred stock." We incorporate by reference copies of these documents as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     The authorized capital stock of USB consists of 1,500,000,000 shares of common stock, par value $1.25 per share (the "USB Common Stock"), and 50,000,000 shares of preferred stock, par value $1.00 per share. Unless action is required by applicable laws or regulations, USB's Board of Directors has the power to adopt resolutions that (1) provide for the issuance of preferred stock in one or more series and (2) fix or limit the voting rights, designations, preferences, and relative, participating, optional or other special rights of such stock. This power is limited by applicable laws or regulations and may be delegated to a committee of USB's Board of Directors.

     As of March 31, 1999, 744,797,857 shares of USB Common Stock were issued (including 18,428,964 shares held in treasury), 60,090,134 shares were reserved for issuance under USB's employee and director stock purchase and option plans and USB's dividend reinvestment plan, 89,108 shares were reserved for issuance under outstanding warrants to purchase USB Common Stock and 45,000,000 shares


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were reserved for issuance upon exercise of the Periodic Stock Purchase Rights and Risk Event Warrants described below. As of March 31, 1999, there were 56,539 shares of preferred stock of USB outstanding and 12,750 shares of preferred stock of USB reserved for issuance.

PREFERRED STOCK

     USB presently has one series of preferred stock issued and outstanding and one series of preferred stock authorized for future issuance. As of March 31, 1999, USB had 56,539 shares of USB's Term Participating Preferred Stock (the "Term Participating Preferred Stock") and 12,750 shares of its Series 1990A Preferred Stock reserved for issuance.

     TERM PARTICIPATING PREFERRED STOCK

     GENERAL. USB has established a series of preferred stock, par value $1.00 per share, designated as the "Term Participating Preferred Stock." USB issued such shares in conjunction with the acquisition of Libra Investments, Inc. Holders of Term Participating Preferred Stock will possess rights to receive Common Stock pursuant to a Rights Agreement, dated as of January 4, 1999, between USB and U.S. Bank National Association, as Rights Agent.

     The number of shares of Term Participating Preferred Stock is 56,539. USB's Board of Directors may increase or decrease the number of shares, but not below the number then outstanding. Any shares transferred to USB will be available for reissuance as shares of this series.

     TERM. The shares of Term Participating Preferred Stock will remain until December 31, 2003, or the Early Termination Date, as defined in the Rights Agreement (the "Term Date"), unless earlier purchased by USB. From the Term Date, (1) each share of Term Participating Preferred Stock will represent only the right to receive the number of shares of Common Stock to which the holder of the attached Right would be entitled, assuming that such Right is validly exercised or deemed exercised and (2) the holders of the Term Participating Preferred Stock will have no other rights or claims against USB.

     DIVIDENDS. USB's Board of Directors may declare dividends on the Term Participating Preferred Stock, out of funds legally available therefor, on date occurring prior to the Term Date that dividends or other distributions (except those payable in Common Stock) are payable on or in respect of Common Stock and in an amount per share equal to the aggregate amount of dividends or other distributions (except those payable in Common Stock) that would be payable on such date to a holder of the Reference Package (as defined below). Dividends on each share will cumulate from the date such share is originally issued.

     However, any such share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates will not be entitled to receive the dividend payable on such dividend payment date. Holders of shares will not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends.

     The term "Reference Package" initially means ten shares of the Common Stock of USB. If USB, at any time after the close of business on the date of initial issuance of the Term Participating Preferred Stock, (1) declares or pays a dividend on any Common Stock payable in Common Stock, (2) subdivides (by any split, recapitalization or otherwise), any Common Stock or (3) combines any Common Stock into a smaller number of shares, then the Reference Package after such event shall be the Common Stock that


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a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof.

     While any shares of Term Participating Preferred Stock are outstanding, USB must first pay the full cumulative dividends (including the dividend to be due upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all such outstanding shares if USB (1) declares a dividend upon the Common Stock or upon any other stock ranking junior to the Term Participating Preferred Stock as to dividends or upon liquidation (except for dividends in such stock), or (2) acquires for any consideration (or pays or makes available any money for a sinking fund for the redemption of any shares of any such stock) any Common Stock or any other stock of USB ranking junior to or on a parity with the Term Participating Preferred Stock as to dividends or upon liquidation (except by conversion into or exchange for such stock).

     MERGER, ETC. If there is a transaction prior to the Term Date in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then each share of Term Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

     LIQUIDATION PREFERENCE. If USB is liquidated prior to the Term Date, the holders of shares of Term Participating Preferred Stock will be entitled to receive an amount per share equal to the aggregate amount distributed or to be distributed prior to such date in connection with such liquidation to a holder of the Reference Package. This payment will be made before any distribution or payment is made to the holders of Common Stock or of any other stock of USB ranking junior to the Term Participating Preferred Stock upon liquidation. This payment also includes accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment is made in full to all holders, or on or following the occurrence of the Term Date, the holders as such will have no right or claim to any of the remaining assets of USB.

     If the assets of USB available for distribution to the holders of shares of Term Participating Preferred Stock upon any liquidation of USB are insufficient to pay all amounts to which such holders are entitled pursuant to the preceding paragraph, no such distribution will be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the Term Participating Preferred Stock. However, USB may pay proportionate distributive amounts on account of the shares of Term Participating Preferred Stock, ratably in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such liquidation. Upon the liquidation of USB, the holders of shares of Term Participating Preferred Stock then outstanding will be entitled to be paid out of assets of USB available for distribution to its stockholders all amounts to which such holders are entitled pursuant to the preceding paragraph before any payment is made to the holders of Common Stock or any other stock of USB ranking junior upon liquidation to the Term Participating Preferred Stock.

     REDEMPTION. The shares of Term Participating Preferred Stock will not be redeemable.

     VOTING. The shares of Term Participating Preferred Stock shall not afford the holders thereof any right to vote or consent except as required by law.


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     TRANSFER.  A share of Term Participating Preferred Stock may not be transferred by any person to whom such share is issued by USB except: (1) by an employee to such employee's spouse or children or trusts for their benefit or the benefit of such employee; (2) by the laws of descent; or (3) to USB; and, in each such case, without the receipt of value therefor.

     USB SERIES 1990A PREFERRED STOCK

     In connection with the sale by USB of 37,800,000 shares of USB Common Stock and accompanying periodic stock purchase rights and risk event warrants in a private placement in July 1990, USB may under certain circumstances be obligated to issue up to 12,750 shares of its Series 1990A Preferred Stock. See "--Common Stock--Periodic Stock Purchase Rights and Risk Event Warrants" below. The shares of Series 1990A Preferred Stock would, if issued, provide for a liquidation preference of $100,000 per share. The dividend rate would be adjusted quarterly and would be determined at the time of issuance.

     If, at the time of any annual meeting of USB Shareholders for the election of directors, the amount of accrued but unpaid dividends on the Series 1990A Preferred Stock were equal to at least six quarterly dividends on such series, then the number of directors of USB would be increased by one and the holders of such Series 1990A Preferred Stock, voting as a separate class, would be entitled to elect one additional director who would continue to serve the full term for which he or she would have been elected, notwithstanding the declaration or payment of any dividends on the Series 1990A Preferred Stock. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of USB Series 1990A Preferred Stock will be required for any amendment of the USB Certificate (including any certificate of designation or any similar document relating to any series of preferred stock of USB) which will adversely affect the powers, preferences, privileges or rights of the USB Series 1990A Preferred Stock. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of USB Series 1990A Preferred Stock will be required to issue, authorize, or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the USB Series 1990A Preferred Stock as to dividends or upon liquidation.

ADDITIONAL PROVISIONS

     The rights of holders of USB Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Any such issuance may adversely affect the interests of holders of the USB Common Stock by (1) limiting the control that such holders may exert by exercise of their voting rights or (2) by subordinating their rights in liquidation to the rights of the holders of preferred stock of USB. In addition, the issuance of shares of preferred stock of USB may discourage takeover attempts and other changes in control of USB, by limiting the exercise of control by a person who has gained a substantial equity interest in USB has no current plans or agreements with respect to the issuance of any other shares of preferred stock, except as described above with respect to the Series 1990A Preferred Stock.


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COMMON STOCK

     GENERAL. Each share of USB Common Stock is entitled to such dividends as may from time to time be declared by the USB Board of Directors from any funds legally available for dividends. USB may not declare any cash dividends on, or make any payment on account of, the purchase, redemption or other retirement of, USB Common Stock unless full dividends (including accumulated dividends, if applicable) have been paid or declared or set apart for payment upon all outstanding shares of the preferred stock of USB and USB is not in default or in arrears with respect to any sinking or other analogous fund or other agreement for the purchase, redemption or other retirement of any shares of preferred stock of USB. Holders of USB Common Stock are entitled to one vote per share. Shareholders do not have the right to cumulate their votes in the election of directors. USB Common Stock has no conversion rights and the holders of USB Common Stock have no preemptive or other rights to subscribe for additional securities of USB. In the event of the liquidation of USB, after the payment or provision for payment of all debts and liabilities and subject to the rights of the holders of preferred stock of USB which may be outstanding, the holders of USB Common Stock will be entitled to share ratably in the remaining assets of USB. The USB Common Stock is listed on the NYSE.

     USB DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN. Pursuant to its USB Reinvestment and Purchase Plan, USB provides eligible shareholders with a method of investing cash dividends and optional cash payments at 100% of the average price (as defined in the USB Reinvestment and Purchase Plan) in additional shares of USB Common Stock without payment of any brokerage commission or service charge. The USB Reinvestment and Purchase Plan includes certain dollar limitations on participation and provides for eligible shareholders to elect dividend reinvestment on only a part of the shares registered in the name of a participant (while continuing to receive cash dividends on remaining shares).

     PERIODIC STOCK PURCHASE RIGHTS AND RISK EVENT WARRANTS. USB has entered into (i) a Stock Purchase Agreement, dated as of May 30, 1990 (as amended, the "Stock Purchase Agreement"), by and among Corporate Partners, L.P. ("Corporate Partners"), Corporate Offshore Partners, L.P. ("Offshore" and, together with Corporate Partners, the "Partnerships"), The State Board of Administration of Florida ("State Board") solely in its capacity as a managed account and not in its individual capacity (State Board and the Partnerships being referred to herein collectively as the "Purchasers"), Corporate Advisors, L.P. and USB and
(ii) a Stock Purchase Agreement, dated as of May 30, 1990 (the "Florida Stock Purchase Agreement"), by and between State Board in its individual capacity and USB. Pursuant to the Stock Purchase Agreement, USB sold (a) to Corporate Partners 26,568,723 shares of USB Common Stock, 10 Periodic Stock Purchase Rights (each a "PSPR") and one Risk Event Warrant, (b) to Offshore 1,931,928 shares of USB Common Stock, 10 PSPRs and one Risk Event Warrant and (c) to State Board 2,819,349 shares of USB Common Stock, 10 PSPRs and one Risk Event Warrant. Pursuant to the Florida Stock Purchase Agreement, USB sold to State Board 6,480,000 shares of USB Common Stock, 10 PSPRs and one Risk Event Warrant.

     The Stock Purchase Agreement and the Florida Stock Purchase Agreement contain transfer restrictions with respect to the shares of USB Common Stock acquired thereunder and standstill provisions limiting further acquisitions of USB Common Stock by the Purchasers and State Board. The Stock Purchase Agreement and the Florida Stock Purchase Agreement also grant each of the Purchasers and State Board the right to purchase its pro rata share of any Voting Securities (as defined in the Stock Purchase Agreement) sold by USB for cash, subject to certain exceptions. Pursuant to the Stock


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Purchase Agreement, the Purchasers have designated one person to act as a non-voting observer of the USB Board of Directors.

     Each PSPR issued to the Purchasers and State Board relates to a specific twelve-month period commencing with the twelve-month period following closing of the transactions contemplated under the Stock Purchase Agreement and the Florida Stock Purchase Agreement. Each PSPR shall become exercisable in the event that a Dividend Shortfall (as defined in the Stock Purchase Agreement) exists for the specific twelve-month period to which such PSPR relates. A Dividend Shortfall will be deemed to exist to the extent that USB has not paid a cash dividend equal to $0.0683 per share of USB Common Stock for each quarter within such twelve-month period. The PSPRs will be exercisable for that number of shares of USB Common Stock or (subject to the prior approval of the Federal Reserve Board) depositary shares representing one one-thousandth of a share of Series 1990A Preferred Stock ("Depositary Shares") such that the holders of PSPRs will receive value equal to the Dividend Shortfall. Once a PSPR has become exercisable, it will remain exercisable for a one-year period at an exercise price of $1.25 per share of USB Common Stock or $1.00 per Depositary Share. If a PSPR were to become exercisable and were not redeemed by USB as described below, the issuance of Depositary Shares or USB Common Stock upon exercise of a PSPR could adversely affect the market price of the USB Common Stock. If the PSPRs were to be exercised for USB Common Stock, there could be substantial dilution of the USB Common Stock.

     Each Risk Event Warrant will become exercisable in the event of certain defined change of control events with respect to USB where the value received by holders of the USB Common Stock is less than $4.625 per share, or in certain circumstances in the event the USB Common Stock is valued at less than $4.625 per share on the tenth anniversary of the closing of the transactions contemplated under the Stock Purchase Agreement. The Risk Event Warrants will be exercisable for that number of shares of USB Common Stock at an exercise price of $1.25 per share or, in certain circumstances (subject to the prior approval of the Federal Reserve Board), Depositary Shares such that the holders of Risk Event Warrants will receive value equal to such shortfall. If the Risk Event Warrants were to become exercisable and were not redeemed by USB as described below, the issuance of Depositary Shares or USB Common Stock upon exercise of a Risk Event Warrant could adversely affect the market price of the USB Common Stock. If the Risk Event Warrants were to be exercised for USB Common Stock, there could be substantial dilution of the USB Common Stock. In the event of a change in control at a time when the market price of the USB Common Stock is less than $4.625 per share, the Risk Event Warrants may have the effect of reducing the price per share to be received by the holders of the USB Common Stock.

     In the event of the exercise of a Risk Event Warrant upon the occurrence of certain change of control events, USB may, at its option (subject to the prior approval of the Federal Reserve Board), elect to have such Risk Event Warrant become exercisable for other securities of USB acceptable to the holder of such Risk Event Warrant in lieu of the shares of USB Common Stock for which such Risk Event Warrant would otherwise become exercisable. In addition, USB has the right (subject to the prior approval of the Federal Reserve Board) to redeem any PSPR at a price equal to the Dividend Shortfall and any Risk Event Warrant at a price equal to the Value Shortfall (as defined in the Stock Purchase Agreement) or the Termination Shortfall Amount (as defined in the Stock Purchase Agreement), as applicable, after such PSPR or Risk Event Warrant, as the case may be, shall have become exercisable. USB also has entered into a registration rights agreement with the Purchasers and with State Board pursuant to which the Purchasers and State Board, respectively, are granted certain rights to cause USB to register with the Commission the USB Common Stock acquired pursuant to the Stock Purchase


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Agreement and the Florida Stock Purchase Agreement and the securities acquired upon exercise of the PSPRs and the Risk Event Warrants.

     The foregoing is a summary of the transactions contemplated by the Stock Purchase Agreement and the Florida Stock Purchase Agreement and related documents and is qualified in its entirety by the more detailed information contained in such agreements and documents, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

CERTAIN PROVISIONS OF THE USB CERTIFICATE AND USB BYLAWS

     The USB Certificate requires the affirmative vote of the holders of 80% of the "Voting Stock" (defined therein) of USB to approve certain mergers, consolidations, reclassifications, dispositions of assets or liquidation, involving or proposed by certain significant shareholders, unless certain price and procedural requirements are met or unless the transaction is approved by the "Continuing Directors" (defined therein). In addition, the USB Certificate provides for classification of the USB Board of Directors into three separate classes, sets a maximum board size of 30 and authorizes action by the shareholders of USB only pursuant to a meeting and not by a written consent.
The foregoing provisions of the USB Certificate can only be amended by the affirmative vote of the holders of not less than 80% of the outstanding USB voting stock, except with respect to any amendment to the USB Certificate to reduce the maximum number of USB directors to the greater of (i) the number of directors then in office and (ii) 24, which amendment would require the approval of the holders of a majority of the outstanding of USB Common Stock pursuant to Delaware Law. The USB Bylaws provide that special meetings of shareholders may be called only by the USB Board of Directors or the chief executive officer.
The overall effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control of USB without negotiation with the USB Board of Directors.

                                  USE OF PROCEEDS

     Assuming all of the warrants are exercised, USB will receive gross proceeds of approximately $1.8 million. The proceeds to USB from the sale of the shares of USB Common Stock upon exercise of the warrants will be used for working capital and other general corporate purposes.

                  DESCRIPTION OF WARRANTS AND PLAN OF DISTRIBUTION

GENERAL

     On February 18, 1999, USB signed an agreement to acquire Bank of Commerce ("BOC"). The acquisition will be effected through a merger of BOC into a subsidiary of USB in which each share of BOC common stock will be exchanged for
0.60 shares of USB Common Stock. BOC has warrants outstanding which, after the merger, will become warrants to purchase USB Common Stock (the "Warrants"). This Prospectus is being distributed to holders of the Warrants and relates to the issuance of up to 378,945 shares of USB Common Stock (the "Shares") upon exercise of the Warrants.

DESCRIPTION OF WARRANTS

     Each Warrant entitles the holder thereof to purchase for cash five shares of USB Common Stock at an exercise price of $4.67 per share, subject to adjustment in certain circumstances. The Warrants expire on July 25, 1999 and are not exercisable thereafter. To exercise a Warrant, the Warrant holder must


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surrender the Warrant certificate to Chase Mellon Shareholder Services, as
Warrant Agent, at its corporate office in Los Angeles, California, with the exercise subscription form on the reverse side of such certificate properly completed and executed, indicating the number of Shares to be purchased, accompanied by cash or a certified or cashier's check for the total exercise price.

     A holder of Warrants as such is not entitled to vote, receive dividends or exercise any of the rights of holders of shares of Common Stock until such time as such Warrants have been duly exercised and payment of the exercise price has been made.

     The Warrants are transferable by a holder upon (i) surrender of the Warrant Certificate for transfer at the office of the Warrant Agent, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to USB and the Warrant Agent, signed by the Warrant holder or his or her legal representative; and (ii) in accordance with the Securities Act of 1933, as amended. Thereafter, one or more new Warrant Certificates of authorized denominations will be issued to the designated transferee or transferees.

FEDERAL INCOME TAX CONSEQUENCES

     Holders of the Warrants will not recognize any gain or loss on the purchase of Shares for cash upon exercise of the Warrants. The tax basis of the Shares received will be equal to the tax basis, as adjusted, in the Warrants so exercised, plus the cash exercise price. The initial tax basis of the Warrants is equal to the fair market value thereof as of the date of issuance. The holding period for purposes of determining whether gain realized upon sale of such Shares is to be treated as short-term or long term capital gain will not include any period during which the Warrants were held, but instead will commence upon the exercise of the Warrants. Holders of the Warrants should consult their own tax advisors concerning the federal income tax consequences of the sale, exchange or other disposition of the Warrants. Such holders should also consult with their own tax advisors as to the tax treatment arising from the application of foreign, state or local tax laws and regulations.

PLAN OF DISTRIBUTION

     The Shares being offered hereby are being offered directly by USB to the holders of the Warrants.

                                   LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for USB by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                       EXPERTS

     The consolidated financial statements of U.S. Bancorp (the Company) appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         WHERE YOU CAN FIND MORE INFORMATION

     USB has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement under the Securities Act that registers the distribution of the Shares upon exercise of the Warrants (the "Registration Statement"). The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about USB and USB Common Stock. The rules and regulations of the SEC allow us to omit certain information included in the Registration Statement from this Prospectus.

     In addition, USB files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

 Public Reference Room    New York Regional Office     Chicago Regional Office
 450 Fifth Street, N.W.     7 World Trade Center           Citicorp Center
     Room 1024                   Suite 1300            500 West Madison Street
 Washington, D.C. 20549   New York, New York 10048           Suite 1400
                                                    Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like USB, who files electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about USB at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The SEC allows USB to "incorporate by reference" information into this Prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is superseded by information that is included directly in this document. This Prospectus incorporates by reference the documents listed below that USB has previously filed with the SEC. They contain important information about USB and its financial condition.


USB SEC FILINGS                                   PERIOD
--------------------------------------------------------------------------------
Annual Report on Form 10-K . . . . . . . . . .    Year ended December 31, 1998,
                                                  as filed February 26, 1999
Quarterly Report on Form 10-Q  . . . . . . . .    Quarter ended March 31, 1999,
                                                  as filed May 13, 1999
Current Report on Form 8-K . . . . . . . . . .    Filed January 20, 1999


     USB incorporates by reference additional documents that it may file with the SEC after the date of this Prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. We may modify some of the statements contained in this Prospectus and the documents incorporated by reference. You should ignore any statements that are superseded.

     Documents incorporated by reference are available from the company without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Prospectus.

You can obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from USB at the following address:

                                  Investor Relations
                                     U.S. Bancorp
                               601 Second Avenue South
                          Minneapolis, Minnesota 55402-4302
                               Telephone (612) 973-2263

     We have not authorized anyone to give any information or make any representation about USB that is different from, or in addition to, that contained in this Prospectus or in any of the materials that we've incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                              FORWARD-LOOKING STATEMENTS

     This Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of USB, including, without limitation statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors: (a) competitive pressures among financial services companies increase, including competition for SBA lending business; (b) changes in the interest rate environment reduce interest margins; (c) general economic conditions, either internationally or nationally or in the states or countries in which USB is doing business, change or are less favorable than expected; (d) legislative or regulatory changes adversely affect the businesses in which USB is engaged, including changes in SBA lending programs; (e) personal or commercial customers' bankruptcies increase; and (f) technological changes (including "Year 2000" data systems compliance issues) are more difficult or expensive than anticipated.

     See "WHERE YOU CAN FIND MORE INFORMATION."